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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO/A
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

Monolithic System Technology, Inc.
(Name of Subject Company (Issuer))

Mountain Acquisition Sub, Inc. (Offeror)
 Synopsys, Inc. (Parent of Offeror)
 (Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

609842 10 9
(CUSIP Number of Class of Securities)

Rex S. Jackson, Esq.
Vice President and General Counsel
Synopsys, Inc.
700 East Middlefield Road
Mountain View, California 94043
Tel: (650) 584-5000
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Timothy J. Moore, Esq.
David A. Lipkin, Esq.
Cooley Godward LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306-2155
Tel: (650) 843-5000
Fax: (650) 849-7400

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)

$474,162,741	$60,076.42

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, based on the product of (i) $13.50 (the Offer Price) and (ii) 35,123,166, the maximum number of shares of Monolithic System Technology, Inc. common stock to be acquired in the tender offer (including 4,153,051 shares of Monolithic System Technology, Inc. common stock issuable upon the exercise of outstanding options).

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory 7 for Fiscal Year 2004 (updated), issued by the Securities and Exchange Commission on January 26, 2004, equals 0.012670% of the transaction valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$60,076.42	Filing Party:	Synopsys, Inc.
Form or Registration No.:	SC TO-T	Date Filed:	March 22, 2004
☐
Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 2 (this "Amendment No. 2") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on March 22, 2004, as amended by Amendment No. 1 thereto filed with the Commission on April 1, 2004 (as amended, the "Schedule TO"), by Synopsys, Inc., a Delaware corporation ("Synopsys"), and Mountain Acquisition Sub, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Synopsys, relating to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Monolithic System Technology, Inc., a Delaware corporation ("MoSys"), at a purchase price of $13.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 22, 2004 (the "Offer to Purchase"), and in the Letter of Transmittal, copies of which have been filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto, respectively (which collectively, together with any amendments or supplements thereto, collectively constitute the "Offer").

ITEM 2. SUBJECT COMPANY INFORMATION

8.     Certain Information Concerning MoSys

        The third paragraph under the heading "Certain Projected Financial Data" on page 27 of the Offer to Purchase is amended and restated to read in its entirety as follows:

  "The Projections are forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those statements, including those risks and uncertainties described under the caption "Risk Factors" in MoSys' Annual Report on Form 10-K for the year ended December 31, 2003, and should be read with caution. The Projections are subjective in many respects and thus susceptible to periodic revisions based on actual experience and recent developments. While the Projections were presented with numerical specificity, Synopsys has been advised by MoSys that they were based upon a variety of estimates and hypothetical assumptions made by management of MoSys with respect to, among other things, historical expenses with adjustments and estimates for revenues for 2004 compiled from various sources available to MoSys from time to time, which may not be realized and are inherently subject to significant uncertainties and contingencies, all of which are difficult to predict and many of which are beyond MoSys' control. These Projections were not accompanied by the underlying assumptions. There can also be no assurance that the assumptions made in preparing the Projections will prove accurate, and actual results may be materially greater or less than those contained in the Projections. In addition, the Projections do not take into account any of the transactions contemplated by the Merger Agreement, including the Offer and the Merger. These events may cause MoSys' actual results to differ materially from the Projections."

        The first paragraph under the heading "Available Information" on page 28 of the Offer to Purchase is amended and restated to read in its entirety as follows:

  "MoSys is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning MoSys' directors and officers, their remuneration, options granted to them, the principal holders of MoSys' securities and any material interests of such persons in transactions with MoSys is required to be disclosed in proxy statements distributed to MoSys' stockholders and filed with the SEC. Such reports, proxy statements and other information may be read and copied at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC's customary charges, by writing to the SEC's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain information by calling the SEC at 1-800-732-0330. The SEC also maintains a website at http://www.sec.gov that contains public filings reports, proxy statements and other information relating to MoSys that have been filed via the EDGAR System. Such material should also be available for inspection at the offices of The National Association of Securities Dealers, Inc. located at 1735 K Street, NW, Washington, D.C. 20006."

ITEM 4. TERMS OF THE TRANSACTION

4.     Acceptance for Payment of Shares of MoSys Common Stock

        The last paragraph in Section 4 of the Offer to Purchase on page 22 is amended and restated to read in its entirety as follows:

  "If any shares of MoSys common stock that are tendered in the Offer are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, the certificates for such shares will be returned (and, if certificates are submitted for more shares than are tendered, new certificates for the shares not tendered will be sent) in each case without expense to the stockholder tendering such shares (or, in the case of shares delivered by book-entry transfer of such shares into the Depositary's account at the book-entry transfer facility pursuant to the book-entry transfer procedures, such shares will be credited to an account maintained at the book-entry transfer facility), promptly upon expiration or termination of the Offer."

12.   Purpose of the Offer and the Merger; Plans for MoSys; the Merger Agreement; the Stockholder Agreements; the Noncompetition Agreements

        The first and second paragraphs under the heading "Introduction" on page 36 of the Offer to Purchase are amended and restated to read in their entirety as follows:

  "The following describes the material terms of the Merger Agreement. A copy of the Merger Agreement has been filed as Exhibit (d)(1) to the Tender Offer Statement on Schedule TO that has been filed with the SEC by the Purchaser and Synopsys in connection with the Offer, and is incorporated in this Offer to Purchase by reference. The Merger Agreement may be examined, and copies obtained, by following the procedures described in Section 16 (Miscellaneous) of this Offer to Purchase.

  STOCKHOLDERS OF MOSYS ARE URGED TO READ THE MERGER AGREEMENT IN ITS ENTIRETY FOR A MORE COMPLETE DESCRIPTION OF THE OFFER AND THE MERGER BECAUSE IT IS THE LEGAL DOCUMENT THAT GOVERNS THE OFFER AND THE MERGER."

13.   Certain Conditions to the Offer

        The heading to Section 13 of the Offer to Purchase entitled "Certain Conditions to the Offer" on page 53 of the Offer to Purchase and the first paragraph under that heading are amended and restated to read in their entirety as follows:

        "13. Conditions to the Offer

  The following describes the conditions to the Offer, and the Offer is expressly conditioned on the satisfaction of these conditions. A copy of the Merger Agreement has been filed as Exhibit (d)(1) to the Tender Offer Statement on Schedule TO that has been filed with the SEC by the Purchaser and Synopsys in connection with the Offer, and is incorporated in this Offer to Purchase by reference. The Merger Agreement may be examined, and copies obtained, by following the procedures described in Section 16 (Miscellaneous) of this Offer to Purchase."

        The Table of Contents and all cross-references to Section 13 in the Offer to Purchase are amended and restated in their entirety to reference the revised heading as well.

ITEM 12. EXHIBITS

        The Offer to Purchase, filed as Exhibit (a)(1)(A) to the Schedule TO-T, is amended as provided above in this Amendment No. 2 and the changes to Item 2 and Item 4 above are incorporated by reference herein.

        Instructions 4 and 8 to the Form of Letter of Transmittal, filed as Exhibit (a)(1)(B) to the Schedule TO-T, are amended and restated to read in their entirety as follows:

          "4.    Partial Tenders (Applicable to Certificate Stockholders Only).    If fewer than all the Shares evidenced by any certificate submitted are to be tendered herewith, fill in the number of Shares that are to be tendered in the column entitled "Number of Shares Tendered." In any such case, new certificate(s) for the remainder of the Shares that were evidenced by the old certificate(s) will be sent to the registered holder(s), unless otherwise provided in the appropriate box on this Letter of Transmittal, promptly upon expiration or termination of the Offer. All Shares represented by certificates delivered to the Depositary will be deemed to have been tendered unless otherwise indicated."

          "8.    Waiver of Conditions.    Subject to the terms and conditions of the Merger Agreement (as defined in the Offer to Purchase), the Purchaser reserves the absolute right in its sole discretion to waive any of the conditions (other than the Minimum Condition (as defined in the Offer to Purchase)) of the Offer, in whole or in part, in the case of any Shares to be tendered herewith. If the Purchaser elects to waive any of such conditions, any such waiver shall apply to the Shares held by all stockholders of MoSys."

Exhibit No.	Document
(a)(1)(A)**	Offer to Purchase, dated March 22, 2004.
(a)(1)(B)**	Form of Letter of Transmittal.
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Joint Press Release issued by Synopsys, Inc. and Monolithic System Technology, Inc. on February 23, 2004 (incorporated by reference to the Rule 425 filing made by Synopsys, Inc. on February 24, 2004).
(a)(5)(B)
First Quarter of Fiscal 2004 Earnings Conference Call, Monday, February 23, 2004, Transcript of the Remarks of Dr. Aart de Geus, Chairman and CEO of Synopsys, Inc. (incorporated by reference to the Rule 425 filing made by Synopsys, Inc. on February 25, 2004).
(a)(5)(C)*	Summary Newspaper Advertisement published in The New York Times on March 22, 2004.
(a)(5)(D)*	Press Release issued by Synopsys, Inc. on March 22, 2004.
(a)(5)(E)*	Press Release issued by Synopsys, Inc. on April 1, 2004.
(b)	Not applicable.
(d)(1)
Agreement and Plan of Merger and Reorganization, dated as of February 23, 2004, by and among Synopsys, Inc., Mountain Acquisition Sub, Inc. and Monolithic System Technology, Inc., (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Synopsys, Inc. on February 26, 2004).
(d)(2)
Form of Stockholder Agreement, dated as of February 23, 2004, by and among Synopsys, Inc., Mountain Acquisition Sub, Inc. and each of the parties thereto (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Synopsys, Inc. on February 26, 2004).
(d)(3)*	Form of Noncompetition Agreement, dated as of February 23, 2004, by and among Synopsys, Inc., Mountain Acquisition Sub, Inc. and each of the parties thereto.
(g)	Not applicable.
(h)	Not applicable.

*
Filed previously.
**
Filed previously, as amended hereby.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MOUNTAIN ACQUISITION SUB, INC.
By:	/s/ REX S. JACKSON Name: Rex S. Jackson Title: Vice President and Secretary
SYNOPSYS, INC.
By:	/s/ REX S. JACKSON Name: Rex S. Jackson Title: Vice President, General Counsel and Corporate Secretary
Dated: April 8, 2004

INDEX TO EXHIBITS

Exhibit No.	Document
(a)(1)(A)**	Offer to Purchase, dated March 22, 2004.
(a)(1)(B)**	Form of Letter of Transmittal.
(a)(1)(C)*	Form of Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Joint Press Release issued by Synopsys, Inc. and Monolithic System Technology, Inc. on February 23, 2004 (incorporated by reference to the Rule 425 filing made by Synopsys, Inc. on February 24, 2004).
(a)(5)(B)
First Quarter of Fiscal 2004 Earnings Conference Call, Monday, February 23, 2004, Transcript of the Remarks of Dr. Aart de Geus, Chairman and CEO of Synopsys, Inc. (incorporated by reference to the Rule 425 filing made by Synopsys, Inc. on February 25, 2004).
(a)(5)(C)*	Summary Newspaper Advertisement published in The New York Times on March 22, 2004.
(a)(5)(D)*	Press Release issued by Synopsys, Inc. on March 22, 2004.
(a)(5)(E)*	Press Release issued by Synopsys, Inc. on April 1, 2004.
(b)	Not applicable.
(d)(1)
Agreement and Plan of Merger and Reorganization, dated as of February 23, 2004, by and among Synopsys, Inc., Mountain Acquisition Sub, Inc. and Monolithic System Technology, Inc., (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Synopsys, Inc. on February 26, 2004).
(d)(2)
Form of Stockholder Agreement, dated as of February 23, 2004, by and among Synopsys, Inc., Mountain Acquisition Sub, Inc. and each of the parties thereto (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Synopsys, Inc. on February 26, 2004).
(d)(3)*	Form of Noncompetition Agreement, dated as of February 23, 2004, by and among Synopsys, Inc., Mountain Acquisition Sub, Inc. and each of the parties thereto.
(g)	Not applicable.
(h)	Not applicable.

*
Filed previously.
**
Filed previously, as amended hereby.

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  ITEM 2. SUBJECT COMPANY INFORMATION
  ITEM 4. TERMS OF THE TRANSACTION
  ITEM 12. EXHIBITS
SIGNATURES
INDEX TO EXHIBITS